UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DSW, INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

23334L102
(CUSIP Number)

August 23, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23334L102
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 711,197*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 711,197*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 711,197*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*
12	TYPE OF REPORTING PERSON HC/OO

* 16,251,353 shares of Class A common stock, without par value (the “Shares”), of DSW, Inc. (the “Company”) were deemed issued and outstanding as of May 31, 2007, based on the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 12, 2007. As of August 23, 2007, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI”, and collectively with WSC, WSCQP and WS International, the “Funds”) held 711,197 Shares of the Company. WS Capital, L.L.C. (“WS Capital”) possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, WS Capital is deemed to beneficially own 711,197 Shares, or 4.4% of the Shares deemed issued and outstanding, as of August 23, 2007. As of August 31, 2007, the Funds held 880,997 Shares of the Company. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, WS Capital is deemed to beneficially own 880,997 Shares, or 5.4% of the Shares deemed issued and outstanding, as of August 31, 2007.

CUSIP No. 23334L102
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 711,197*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 711,197*
	8	SHARED DISPOSITIVE POWER: 0 official
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 711,197*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*
12	TYPE OF REPORTING PERSON IA/PN

* 16,251,353 shares of Class A common stock, without par value (the “Shares”), of DSW, Inc. (the “Company”) were deemed issued and outstanding as of May 31, 2007, based on the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 12, 2007. As of August 23, 2007, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI”, and collectively with WSC, WSCQP and WS International, the “Funds”) held 711,197 Shares of the Company. WS Capital Management, L.P. (“WSC Management”) possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, WSC Management is deemed to beneficially own 711,197 Shares, or 4.4% of the Shares deemed issued and outstanding, as of August 23, 2007. As of August 31, 2007, the Funds held 880,997 Shares of the Company. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, WSC Management is deemed to beneficially own 880,997 Shares, or 5.4% of the Shares deemed issued and outstanding, as of August 31, 2007.

CUSIP No. 23334L102
1	NAME OF REPORTING PERSON: WSV Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 118,500*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 118,500*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON IA/OO

* 16,251,353 shares of Class A common stock, without par value (the “Shares”), of DSW, Inc. (the “Company”) were deemed issued and outstanding as of May 31, 2007, based on the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 12, 2007. As of August 23, 2007, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International”, and collectively with WSO, and WSOQP, the “Funds”) held 118,500 Shares of the Company. WSV Management, L.L.C. (“WSV”) possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, WSV is deemed to beneficially own 118,500 Shares, or 0.7% of the Shares deemed issued and outstanding, as of August 23, 2007. As of August 31, 2007, the Funds held 167,300 Shares of the Company. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, WSV is deemed to beneficially own 167,300 Shares, or 1.0% of the Shares deemed issued and outstanding, as of August 31, 2007.

CUSIP No. 23334L102
1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 118,500*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 118,500*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON HC/PN

* 16,251,353 shares of Class A common stock, without par value (the “Shares”), of DSW, Inc. (the “Company”) were deemed issued and outstanding as of May 31, 2007, based on the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 12, 2007. As of August 23, 2007, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International”, and collectively with WSO, and WSOQP, the “Funds”) held 118,500 Shares of the Company. WS Ventures Management, L.P. (“WSVM”) possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, WSVM is deemed to beneficially own 118,500 Shares, or 0.7% of the Shares deemed issued and outstanding, as of August 23, 2007. As of August 31, 2007, the Funds held 167,300 Shares of the Company. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, WSVM is deemed to beneficially own 167,300 Shares, or 1.0% of the Shares deemed issued and outstanding, as of August 31, 2007.

CUSIP No. 23334L102
1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 829,697*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 829,697*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,697*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%*
12	TYPE OF REPORTING PERSON HC/IN

* 16,251,353 shares of Class A common stock, without par value (the “Shares”), of DSW, Inc. (the “Company”) were deemed issued and outstanding as of May 31, 2007, based on the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 12, 2007. As of August 23, 2007, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”), HHMI Investments, L.P. (“HHMI”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International”, and collectively with WSC, WSCQP, WS International, HHMI, WSO, and WSOQP, the “Funds”) held 829,697 Shares of the Company. Reid S. Walker possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Walker is deemed to beneficially own 829,697 Shares, or 5.1% of the Shares deemed issued and outstanding, as of August 23, 2007. As of August 31, 2007, the Funds held 1,048,297 Shares of the Company. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Walker is deemed to beneficially own 1,048,297 Shares, or 6.5.% of the Shares deemed issued and outstanding, as of August 31, 2007.

CUSIP No. 23334L102
1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 829,697*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 829,697*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,697*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%*
12	TYPE OF REPORTING PERSON HC/IN

* 16,251,353 shares of Class A common stock, without par value (the “Shares”), of DSW, Inc. (the “Company”) were deemed issued and outstanding as of May 31, 2007, based on the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 12, 2007. As of August 23, 2007, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”), HHMI Investments, L.P. (“HHMI”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International”, and collectively with WSC, WSCQP, WS International, HHMI, WSO, and WSOQP, the “Funds”) held 829,697 Shares of the Company. G. Stacy Smith possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith is deemed to beneficially own 829,697 Shares, or 5.1% of the Shares deemed issued and outstanding, as of August 23, 2007. As of August 31, 2007, the Funds held 1,048,297 Shares of the Company. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith is deemed to beneficially own 1,048,297 Shares, or 6.5.% of the Shares deemed issued and outstanding, as of August 31, 2007.

CUSIP No. 23334L102
1	NAME OF REPORTING PERSON: Patrick P. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 118,500*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 118,500*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON HC/IN

* 16,251,353 shares of Class A common stock, without par value (the “Shares”), of DSW, Inc. (the “Company”) were deemed issued and outstanding as of May 31, 2007, based on the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 12, 2007. As of August 23, 2007, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International”, and collectively with WSO, and WSOQP, the “Funds”) held 118,500 Shares of the Company. Patrick P. Walker possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Walker is deemed to beneficially own 118,500 Shares, or 0.7% of the Shares deemed issued and outstanding, as of August 23, 2007. As of August 31, 2007, the Funds held 167,300 Shares of the Company. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Walker is deemed to beneficially own 167,300 Shares, or 1.0% of the Shares deemed issued and outstanding, as of August 31, 2007.

This Schedule 13G relates to shares of Class A common stock, without par value (“Common Stock”), of DSW, Inc. acquired by (i) WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), and (4) HHMI Investments, L.P., a Delaware limited partnership (“HHMI”), and (ii) WSV Management, L.L.C., a Texas limited liability company (“WSV”), for the account of (1) WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), (2) WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”), and (3) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), which is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WSV is the general partner of WS Ventures Management, L.P., a Texas limited partnership (“WSVM”), which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: DSW, INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

810 DSW Drive
Columbus, Ohio 43219

Item 2(a).	Name of Person Filing:

See Item 1 of each cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Class A common stock, without par value

Item 2(e).	CUSIP Number: 23334L102

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Reid S. Walker and G. Stacy Smith are the beneficial owners of 829,697 shares of Common Stock, which includes (i) 711,197 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and HHMI and (ii) 118,500 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP, WSO International.

Patrick P. Walker is the beneficial owner of 118,500 shares of Common Stock, reflecting 118,500 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.

WS Capital and WSC Management are the beneficial owners of 711,197 shares of Common Stock for the accounts of WSC, WSCQP, WS International and HHMI.

WSV and WSVM are the beneficial owners of 118,500 shares of Common Stock for the accounts of WSO, WSOQP and WSO International.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

WSC Management is an investment adviser registered with the Securities and Exchange Commission and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP, WS International and HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSC Management’s clients.

WSV is an investment adviser registered with the Securities and Exchange Commission and is the general partner of WSVM and, as such, has beneficial ownership of the securities held by its clients, WSO, WSOQP and WSO International. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the sole principals of WSV, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSV’s clients.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 4, 2007

WS CAPITAL, L.L.C.

By: /s/ Reid S. Walker

Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By: /s/ Reid S. Walker

Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By: /s/ Reid S. Walker

Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By: WSV Management, L.L.C., its general partner

By: /s/ Reid S. Walker

Reid S. Walker, Member

/s/ Reid S. Walker

REID S. WALKER

/s/ G. Stacy Smith

G. STACY SMITH

/s/ Patrick P. Walker

PATRICK P. WALKER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to shares of Class A common stock of DSW, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 4, 2007.

WS CAPITAL, L.L.C.

By: /s/ Reid S. Walker

Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By: /s/ Reid S. Walker

Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By: /s/ Reid S. Walker

Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By: WSV Management, L.L.C., its general partner

By: /s/ Reid S. Walker

Reid S. Walker, Member

/s/ Reid S. Walker

REID S. WALKER

/s/ G. Stacy Smith

G. STACY SMITH

/s/ Patrick P. Walker

PATRICK P. WALKER